Filed pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-175776
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated August 15, 2011)

1,101,901 Shares of Common Stock
This Prospectus Supplement No. 4 supplements the prospectus dated August 15, 2011, as supplemented by Prospectus Supplement Nos. 1, 2 and 3 dated January 9, 2012, February 15, 2012 and February 16, 2012, respectively (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-175776) (the “Registration Statement”). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained and incorporated by reference in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2012 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

As previously disclosed in our Current Report filed with the SEC on February 16, 2012, we completed a 4:1 reverse stock split (the “Reverse Stock Split”) of our common stock on February 15, 2012. Upon the effectiveness of the Reverse Stock Split, every four shares of our issued and outstanding common stock were automatically combined into one issued and outstanding share of common stock. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended, the shares of our common stock that were registered under the Registration Statement were automatically proportionately reduced as a result of the Reverse Stock Split. Accordingly, the 4,407,603 shares of our common stock that were originally registered under the Registration Statement have been reduced to 1,101,901 shares.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling shareholder named in the Prospectus of up to 1,101,901 shares of our common stock, no par value per share. We are not selling any shares of common stock under the Prospectus and this prospectus supplement, and therefore, we will not receive any proceeds from the sale of shares by the selling shareholder.

Our common stock is quoted on The NASDAQ Global Market under the symbol “EMKR”. On March 20, 2012, the last reported closing sale price of our common stock was $4.90.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. Before making any investment in our common stock, you should read and carefully consider the risks described in the section entitled “Risk Factors” beginning on page 3 of the Prospectus, and under similar headings in any supplements to the Prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K, filed with the SEC on December 29, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 21, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 9, 2012
Date of Report (Date of earliest event reported)

EMCORE CORPORATION
Exact Name of Registrant as Specified in its Charter

New Jersey	0-22175	22-2746503
State of Incorporation	Commission File Number	IRS Employer Identification Number

10420 Research Road, SE, Albuquerque, NM  87123
Address of principal executive offices, including zip code

(505) 332-5000
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)    Adoption of EMCORE Corporation 2012 Equity Incentive Plan

At the 2012 Annual Meeting of EMCORE Corporation (the “Company”), held on March 9, 2012 (the “Annual Meeting”), the Company's shareholders approved the adoption of the EMCORE Corporation 2012 Equity Incentive Plan (the “2012 Equity Plan”). In connection with the adoption of the 2012 Equity Plan, the shareholders authorized the reservation of 1,000,000 shares (reflecting the 4:1 reverse stock split effected prior to the Annual Meeting) of the Company's common stock for issuance under the 2012 Equity Plan. The 2012 Equity Plan is intended initially to supplement, and ultimately to replace, the Company's 2010 Equity Incentive Plan.

The 2012 Equity Plan will be administered by the Compensation Committee of the Board of Directors (the “Compensation Committee”) or, in certain instances, its designee. Employees, non-employee directors and consultants of the Company and its subsidiaries will be eligible to receive awards of Company common stock, stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, or stock purchase rights at the Compensation Committee's discretion.

A participant may receive a maximum of 150,000 stock options, 150,000 stock appreciation rights, 150,000 shares of restricted stock, 150,000 restricted stock units, 150,000 stock purchase rights, and 150,000 share awards in any fiscal year of the Company. Additionally, in connection with his or her initial service, a participant may receive an additional 300,000 stock options, 300,000 stock appreciation rights, 300,000 shares of restricted stock, 300,000 restricted stock units, 300,000 stock purchase rights, and 300,000 share awards. A participant may receive in any fiscal year a maximum of $125,000 in cash earned in connection with the grant of performance units. The maximum number of shares that may be issued with respect to incentive stock options is 1,000,000. Awards that for any reason are canceled, terminated, forfeited, settled in cash or otherwise settled without the issuance of Common Stock will be available again under the Plan. All of these limits reflect the 4:1 reverse stock split effected prior to the Annual Meeting.

The Board of Directors or Compensation Committee may terminate, amend or suspend the 2012 Equity Plan at any time. The 2012 Equity Plan will terminate on March 9, 2022, if not earlier terminated by the Board or Compensation Committee. An amendment to the 2012 Equity Plan will be submitted for shareholder approval to the extent required by the Internal Revenue Code, stock exchange requirements or other applicable laws, rules or regulations.

The foregoing description of the 2012 Equity Plan is qualified in its entirety by reference to the full text of the 2012 Equity Plan, a copy of which is attached as Exhibit A to the proxy statement filed with the Securities and Exchange Commission on January 27, 2012 (the “Proxy Statement”), and is incorporated herein by reference.

Amendment to EMCORE Corporation 2000 Employee Stock Purchase Plan

At the Annual Meeting, the shareholders of the Company approved an amendment to the EMCORE Corporation 2000 Employee Stock Purchase Plan (the “ESPP”). The effect of the amendment was to increase the total number of shares of Common Stock on which options may be granted under the ESPP by 500,000, from a prior limit of 1,750,000 shares to a new limit of 2,250,000 shares (reflecting the 4:1 reverse stock split effected prior to the Annual Meeting). A description of the ESPP is set forth in the Proxy Statement, and is qualified in its entirety by reference to the full text of the ESPP, a copy of which is attached as Exhibit B to the Proxy Statement.

Item 5.07    Submission of Matters to a Vote of Security Holders.

(a)On March 9, 2012, the Company held its 2012 Annual Meeting of Shareholders in Alhambra, California.

(b)Below are the voting results for the matters submitted to the Company's shareholders for a vote at the Annual Meeting. The number of votes for each proposal listed below is based on the Company's outstanding shares as of the record date, which preceded the effective date of the reverse stock split.

(1)    The election of the following two director nominees to the Company's Board of Directors, each to serve a three-year term expiring in 2015.  Each nominee was elected as director with the following vote:

Nominee	Votes For	Withheld	Broker Non-Votes
John Gillen	24,274,214	1,640,242	45,513,659
James A. Tegnelia	25,107,592	806,864	45,513,659

(2)     A proposal to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2012.  This proposal was approved with 68,811,510 votes in favor, 423,618 votes against and 192,987 abstentions.

(3)     A proposal to approve the adoption of the EMCORE Corporation 2012 Equity Incentive Plan and authorize the reservation of 1,000,000 shares (reflecting the 4:1 reverse stock split effected prior to the Annual Meeting) of the Company's common stock for issuance under such plan. This proposal was approved with 24,014,875 votes in favor, 1,722,516 votes against, 177,065 abstentions and 45,513,659 broker non-votes.

(4)     A proposal to approve increasing the number of shares of common stock reserved for issuance under the ESPP by 500,000 shares (reflecting the 4:1 reverse stock split effected prior to the Annual Meeting). This proposal was approved with 24,778,274 votes in favor, 922,105 votes against, 164,077 abstentions and 45,513,659 broker non-votes.

(5)     A proposal to approve, on an advisory basis, executive compensation of the Company's Named Executive Officers. This proposal was approved with 23,986,635 votes in favor, 1,708,036 votes against, 219,785 abstentions and 43,513,659 broker non-votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE CORPORATION
Dated: March 13, 2012	By: /s/ Mark Weinswig Name: Mark Weinswig Title: Chief Financial Officer